North American Energy Resources, Inc.

1535 Soniat St.

New Orleans, Louisiana 70115

March 22, 2013

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Energy Resources, Inc.
Amendment No. 1 to Form 10-K for fiscal year ended April 30, 2012
Filed July 27, 2012
Response dated March 15, 2013
File No. 000-52522

Dear Ms. Nguyen Parker,

We have received your comment letter dated March 15, 2013. We offer the following information in response to your inquiries.

Properties

Proved Reserves Disclosures, page 9

1.	We note your response to comment 2 to our letter dated March 4, 2013. With respect to the May 1, 2011 reserves estimate, please clarify whether your President or whether someone at Christopher Energy, LLC oversaw the report prepared by Christopher Energy, LLC. If the latter, please disclose the qualifications of the technical persons at Christopher Energy, LLC primarily responsible for overseeing the preparation of the reserve estimate completed by Christopher Energy, LLC.

Response:

The 2011 reserve estimate was prepared by, and overseen by Gary Christopher of Christopher Energy, LLC., an independent third party engineering firm. It was reviewed by the Company’s President. Mr. Christopher has a petroleum engineering degree, and over 38 years of experience in the energy industry. Mr. Christopher’s industry experience has been diverse: he has experience as a drilling engineer, production engineer, reservoir engineer, an acquisitions advisor, and an energy lending professional. Mr. Christopher has also served as President and CEO of a publicly traded oil and natural gas company and now serves on the audit committee of a NYSE publicly traded oil and natural gas company. He currently consults on financial and engineering matters in the oil and natural gas industry.”

2.	Rather than making revisions in the Form 10-K, please discuss the following points with Christopher Energy, LLC and obtain and file a report that complies with Item 1202(a)(8) of Regulation S-K.

●	The report should discuss the possible effects of regulation on the ability of the company to recover the estimated reserves.
●	The report should include a statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the report.
●	The report should include a statement that the third party engineer used all methods and procedures it considered necessary under the circumstances to prepare the report. We note your response to comment 2 to our letter dated March 4, 2013, but we are unable to locate any such statement in the report prepared by Christopher Energy, LLC.

Response:

Please find attached the March 18, 2013 letter from Christopher Energy, LLC which addresses the points above.

We acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

Clinton W. Coldren
Chief Executive Officer

Cc:	Karina V. Dorin
Staff Attorney
U.S Securities and Exchange Commission

Alan G. Massara
CFO
North American Energy Resources, Inc.

CHRISTOPHER ENERGY, LLC

Petroleum Engineering and Financial Consulting

8801 South Yale, Suite 150

Tulsa, Oklahoma 74137

(918) 488-8694

March 18, 2013

Mr. Jim Ross

P.O. Box 579

Sand Springs, OK 74063

Mr. Ross:	Re: North American Energy Resources, Inc.

On May 3, 2011, your retained my engineering services to evaluate North American Energy Resources, Inc.’s (NAER) 7.5% working interest in one gas well, the Miller 1-5, operated by Aexco Petroleum. This well is located in Texas County, Oklahoma.

The effective date of my report was May 1, 2011. The remaining gas reserves were estimate by the extrapolation of the historic decline curve. The well had been producing in excess of 30 years and has been on a constant 2.5% decline rate for at least the past 10 years. The monthly operating expense used in the forecast was an average of the prior twelve months actual expenses incurred. This expense amount was held constant throughout the economic life of the property per SEC guidelines. The gas product price used was the actual price received as of NAER’s year end as per SEC guidelines at the time.

All methods and procedures necessary were used in the evaluation of this well.

Although not likely, the ability of NAER to recover the estimated remaining reserves from this well could be hampered by mechanical failure, product price market conditions or change in governmental or geopolitical regulations.

The proved reserves presented in the report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).

Let me know if you need further information.

/s/ Gary R. Christopher
Gary R. Christopher
Petroleum Engineer